Exhibit 14

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Pre-Effective Amendment No.1 to Registration Statement No. 333-203982 on Form N-14 of our reports dated September 24, 2014, relating to the financial statements and financial highlights of BlackRock MuniYield Michigan Quality Fund, Inc. and BlackRock Michigan Quality Fund II, Inc., appearing in the each fund’s Annual Report on Form N-CSR for the year ended July 31, 2014.

We also consent to the references to us under the headings “Other Service Providers”, “Financial Highlights” and “Independent Registered Public Accounting Firm,” in the Joint Proxy Statement/Prospectus and “Form of Agreement and Plan of Reorganization” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

June 16, 2015